FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – SEPTEMBER 14, 2011

BAYTEX ANNOUNCES MANAGEMENT APPOINTMENT
FOR U.S. BUSINESS UNIT

CALGARY, ALBERTA (September 14, 2011) - Baytex Energy Corp. ("Baytex") (TSX, NYSE: BTE) is pleased to announce that Daniel Anderson has been appointed President of Baytex’s wholly-owned subsidiary, Baytex Energy USA Ltd., which is based in Denver, Colorado.  Mr. Anderson has also been appointed Vice President, U.S. Business Unit of Baytex Energy Corp.

Mr. Anderson has over 25 years of experience in the upstream and mid-stream energy industry in the U.S.  He was formerly Vice President of Rocky Mountain and Mid-Continent Production with Berry Petroleum Company.  Mr. Anderson previously held a variety of technical and management positions with Williams, Barrett Resources, Santa Fe Snyder and Conoco.  His work has involved both operating and business development activities in the Williston Basin, U.S. Rockies, Mid-Continent and Gulf Coast regions.  Mr. Anderson received a Bachelor of Science degree in Petroleum Engineering from the Colorado School of Mines.

Baytex has a largely-contiguous leasehold position of approximately 125,000 net acres in Divide and Williams Counties in North Dakota.  Our Bakken/Three Forks project in North Dakota constitutes our largest light oil investment program and provides product mix balance to our heavy oil growth in Western Canada.  Mr. Anderson will lead the development of our existing assets in North Dakota and Wyoming and our evaluation of investment opportunities elsewhere in the U.S.  This management appointment further strengthens Baytex as we execute our growth-and-income business model in our new corporate era.

The common shares of Baytex Energy Corp. are traded on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol BTE.

For further information, please contact:

Baytex Energy Corp.

Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca